Exhibit 99.8

CONSENT OF REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Annual Report on Form 40-F of our report dated March 27, 2023, with respect to the consolidated financial statements of Draganfly Inc. as at and for the years ended December 31, 2022 and 2021, which appears in Exhibit 99.2 to this Annual Report on Form 40-F of Draganfly Inc.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (No. 333-258074), as amended, and Form S-8 (No. 333-259459) of our report dated March 27, 2023 referred to above.

/s/ Dale Matheson Carr-Hilton Labonte LLP

Chartered Professional Accountants

Vancouver, Canada

March 27, 2023